August 15, 2005

By Facsimile and U.S. Mail

Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, California 94111

	Re:	BEI Technologies, Inc.
		Schedule 14D-9
		Filed August 3, 2005

Dear Mr. Westover:

	We have the following comments on the above-referenced filing:

Schedule 14D-9
1. Throughout the filing you qualify the description of the material provisions of the merger agreement by reference to the text of the merger agreement. Please eliminate these disclaimers, as security holders are entitled to rely on the disclosure in the document.

Item 4.  The Solicitation or Recommendation
2. On a supplemental basis, please provide us a copy of the written materials provided in connection with UBS`s presentation.
3. Please revise to clarify what portion of UBS`s fee is contingent upon successful completion of the tender offer and/or merger.
4. Please clarify the criteria used by UBS to select the comparable companies and comparable transactions. Disclose whether any companies meeting those criteria were excluded and if so, why.
5. Please revise to clarify how each analysis supports the fairness determination.

Item 8.  Additional Information
6. Please provide us supplemental copies of the complaint, answer, and any material filings in the litigation discussed here, other than the complaint filed as an exhibit to the to this document.

Annex B - Schedule 14F-1
7. Revise the beneficial ownership table to disclose the individual with voting and/or investment power over the shares held by Barclays
Global Investors.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Christopher A. Westover, Esq.
August 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE